

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Via E-mail
Brett R. Whitmire
Chief Financial Officer
Diodes Incorporated
4949 Hedgcoxe Road Suite 200
Plano, Texas 75024

Re: Diodes Incorporated
Form 10-Q for the Quarterly Period Ended March 31, 2019
Exhibit No. 10.1 Consent to Credit Agreement
Filed May 7, 2019
File No. 002-25577

Dear Mr. Whitmire:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance